This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 19, 2002, and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares of common stock of the Company residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction.

                      Notice of Offer to Purchase for Cash
                                       by
[DRESSBARN LOGO]               THE DRESS BARN, INC.
                                       of
                   Up to 8,000,000 Shares of its Common Stock
                  at a Purchase Price not greater than $17.00
                         nor less than $15.00 per Share

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
  EASTERN TIME, ON FRIDAY, OCTOBER 18, 2002, UNLESS THE OFFER
                          IS EXTENDED.

    The Dress Barn, Inc., a Connecticut corporation ('Dress Barn'), is offering to purchase for cash up to 8,000,000 shares of its common stock, par value $.05 per share (the 'Shares'), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2002 (the 'Offer to Purchase'), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the 'Offer'). Dress Barn is inviting its shareholders to tender their Shares at prices specified by the tendering shareholders that are not greater than $17.00 nor less than $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

DRESS BARN'S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER DRESS BARN NOR ITS BOARD OF DIRECTORS NOR THE DEALER MANAGER IS MAKING ANY RECOMMENDATION TO DRESS BARN'S SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SUCH SHARES SHOULD BE TENDERED. CERTAIN OF DRESS BARN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED DRESS BARN THAT THEY INTEND TO TENDER AN AGGREGATE OF 276,800 SHARES IN THE OFFER REPRESENTING APPROXIMATELY 3.4% OF THEIR HOLDINGS.

    Dress Barn will, upon the terms and subject to the conditions of the Offer, determine the price per Share, not in excess of $17.00 nor less than $15.00 per Share, that it will pay for Shares properly tendered under the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. Dress Barn will select the lowest purchase price (the 'Purchase Price') that will allow it to purchase 8,000,000 Shares, or such lesser number of Shares as are properly tendered (and not properly withdrawn) pursuant to the Offer. All Shares properly tendered (and not properly withdrawn) prior to the Expiration Date (as defined below) at prices at or below the Purchase Price will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the 'odd lot' and proration provisions.

    Under no circumstances will interest be paid on the Purchase Price for the Shares, regardless of any delay in making payment for the Shares. All Shares acquired in the Offer will be acquired at the same Purchase Price regardless of whether the shareholder selected a lower price. The term 'Expiration
Date' means 5:00 p.m., eastern time, on Friday, October 18, 2002, unless Dress Barn, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term 'Expiration Date' shall refer to the latest time and date at which the Offer, as so extended by Dress Barn, shall expire. Dress Barn reserves the right, in its sole discretion, to purchase more than 8,000,000 Shares under the Offer subject to applicable law. For purposes of the Offer, Dress Barn will be deemed to have accepted for payment (and therefore purchased) Shares properly tendered and not withdrawn, subject to the 'odd lot' and proration provisions of the Offer, only when, as and if Dress Barn gives oral or written notice to Mellon Investor Services LLC, the Depositary of the Offer, of its acceptance for payment of such Shares under the Offer. Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the 'Book-Entry Transfer Facility' (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent's Message
(as defined in the Offer to Purchase) in the case of a book-entry transfer, or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility (as defined in the Offer to Purchase) and any other documents required by the Letter of Transmittal.

    Upon the terms and subject to the conditions of the Offer, if at the Expiration Date more than 8,000,000 Shares (or such greater number of Shares as Dress Barn may elect to purchase) are properly tendered at or below the Purchase Price and not withdrawn, Dress Barn will buy Shares first from all Dress Barn's holders of 'odd lots' of less than 100 Shares (not including any Shares held in Dress Barn's 401(k) Profit Sharing Retirement Savings Plan, which will not have priority) who properly tender all of their Shares at or below the Purchase Price selected by Dress Barn. Second, after purchasing all Shares from the 'odd lot' holders, Dress Barn will purchase Shares from all other shareholders who properly tender Shares at or below the Purchase Price selected by Dress Barn, on a pro rata basis, subject to the conditional tender provisions described in
Section 6 of the Offer to Purchase. Third, if necessary to permit Dress Barn to purchase 8,000,000 Shares, Shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by Dress Barn will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. See Sections 1 and 6 of the Offer to Purchase.

    Dress Barn expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., eastern time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder's Shares.

    Dress Barn is making the Offer because (1) Dress Barn believes that it currently has excess capital for its business operations, (2) Dress Barn believes that the Offer is consistent with its long-term corporate goal of increasing shareholder value, (3) the Offer is a prudent use of its financial resources and assets, in light of the current market price of Dress Barn's common stock, and (4) Dress Barn believes that investing in its own Shares would result in an improved capital structure and an efficient means to provide value to its shareholders. In addition, where Shares are tendered by the registered owner thereof directly to the Depositary pursuant to the Offer, the sale of those Shares in the Offer will permit the seller to avoid the usual transaction costs associated with open market sales.

    Tenders of Shares under the Offer are irrevocable, except that tendered Shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by Dress Barn under the Offer, may also be withdrawn at any time after 5:00 p.m., eastern time, on Friday, November 15, 2002. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by Mellon Investor Services LLC at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an 'eligible guarantor institution' (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible guarantor institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by Dress Barn, in its sole discretion, whose determination will be final and binding. None of Dress Barn, Mellon Investor Services LLC as the Depositary, D. F. King & Co., Inc. as the Information Agent, Bear, Stearns & Co. Inc. as the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

    In certain circumstances, some tendering shareholders whose Shares are purchased in the Offer may be treated for U. S. federal tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U. S. federal tax consequences of participating in the Offer.

    The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    The Offer to Purchase and the related Letter of Transmittal are being mailed promptly to record holders of Shares whose names appear on Dress Barn's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

 THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS SHOULD READ THEM CAREFULLY BEFORE MAKING ANY DECISION
                              REGARDING THE OFFER.

    Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone number set forth below and will be promptly furnished by Dress Barn at its expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the Depositary.

                    The Information Agent for the Offer is:
                             D. F. KING & CO., INC.
                          77 Water Street, 20th floor
                               New York, NY 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll-Free: (800) 431-9633

                      The Dealer Manager for the Offer is:
                            BEAR, STEARNS & CO. INC.
                               383 Madison Avenue
                               New York, NY 10179
                           Toll-Free: (866) 453-9383